United States securities and exchange commission logo





                              January 13, 2021

       Brad Brubaker
       Chief Legal Officer
       UiPath, Inc.
       90 Park Ave, 20th Floor
       New York, New York 10016

                                                        Re: UiPath, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
17, 2020
                                                            CIK No. 0001734722

       Dear Mr. Brubaker:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted on December 17, 2020

       Prospectus Summary, page 4

   1.                                                   Please provide the
basis for your statement that you are    at the forefront of technology
                                                        innovation and thought
leadership in automation, creating an end-to-end platform that provides automation
with user emulation at its core.    Clarify the criteria on which you
                                                        base this statement,
such as revenue or the number of clients or market share.
       Summary Consolidated Financial and Other Data, page 15

   2. We note that you intend to present pro forma net loss per share information, which gives effect to the automatic
conversion of your outstanding convertible preferred stock into common stock upon
effectiveness of this offering. Please consider also including the
 Brad Brubaker
UiPath, Inc.
January 13, 2021
Page 2
         impact of any restricted stock awards that will vest upon this offering along with footnote disclosure regarding the additional share-based compensation that will be recognized at such time.
Risks Related to Tax and Accounting Matters
We and our independent registered public accounting firm have identified a material weakness in our internal control..., page 47

3. You state that you have taken steps to remediate the material weakness in your internal controls such as engaging third-party service providers to assist in technical accounting matters. Please revise to describe what additional steps, if any, management has taken to remediate such weakness and what remains to be completed in your remediation efforts.
         Also, disclose how long you estimate it will take to complete your plans and disclose any associated material costs that you have incurred or expect to incur.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Metric, page 73

4.       You disclose that annual recurring revenue is defined as    revenue
from term subscription
         licenses and maintenance that you would expect to receive from customers over the following 12 months assuming no increases or reductions in their
subscriptions.    You
         also disclose that you cannot accurately predict renewals given the diversity of your customer base. Please address the following:
             Explain further how you considered renewal rates when including term licenses in your ARR calculations. In your response, tell us your renewal rates for each period that you present ARR information.
             Clarify for us how this measure is calculated. Specifically address how the up-front revenue received on an annual, quarterly or semi-annual term license is factored into your ARR calculation and provide examples to help explain such calculations.
             Tell us how multi-year contracts are factored into your calculations and why inclusion of such contracts is appropriate. In your response, tell us the amount of revenue recognized from multi-year contracts for each period presented and the typical terms of such arrangements.
Key Factors Affecting Our Performance
Expanding Within Our Existing Customer Base, page 76

5. You state throughout the filing that dollar-based net retention rate was greater than 130%
       for each of the last eight fiscal quarters. Please tell us and revise to disclose the actual rate for each period presented and discuss any significant fluctuations in such rates. Similar
FirstName LastNameBrad Brubaker
       revisions should be made with regards to your dollar-based gross retention rate. Please
Comapany
       also NameUiPath,    Inc.the actual customer count for each period
presented rather than
            revise to provide
Januaryreferring
        13, 2021to,Page
                    for example,
                        2          more than 6,000 customers.
FirstName LastName
 Brad Brubaker
FirstName
UiPath, Inc.LastNameBrad Brubaker
Comapany
January 13,NameUiPath,
             2021      Inc.
January
Page 3 13, 2021 Page 3
FirstName LastName
6. You provide the number of customers with ARR greater than $100,000 and $1.0 million for each of the last three fiscal years. You also state that sales to larger customers involve additional risks such as longer sales cycles, more complex customer requirements, substantial upfront costs and less favorable terms. Please tell us and disclose the percentage of revenue generated from your customers with greater than $100,000 and $1.0 million of ARR to provide context for this information.
Non-GAAP Financial Measures, page 78

7. To avoid giving undue prominence to your non-GAAP financial measures, please move this section so that it follows the results of operations disclosures. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.
Critical Accounting Policies and Estimates, page 89

8. Please revise your critical accounting policies to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to
Section V of SEC
         Release No. 33-8350.
Business, page 118

9. Please file your material leases as exhibits to the registration statement. See Item
         601(b)(10) of Regulation S-K.
Management, page 120

10. You note that all of your directors currently serve on the board pursuant to the provisions of a voting agreement between the company and several of its stockholders. Please file the voting agreement as an exhibit to the registration statement. Refer to
Item 601(b) of
         Regulation S-K.
Executive Compensation, page 124

11. Please provide the 2020 and 2021 compensation information for your named executive officers in your Summary Compensation Table. Refer to Instruction 1 to
Item 402(c) of
         Regulation S-K.
Choice of Forum, page 145

12. We note that your forum selection provision identifies the federal district courts of the
         United States of America as the exclusive forum for claims arising under the Securities
         Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As you noted, Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Brad Brubaker
UiPath, Inc.
January 13, 2021
Page 4
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

13. You state that you offer your platform via SaaS arrangements. Please tell us how much revenue you generate from such arrangements. Clarify for us, and disclose if material, how you account for such arrangements, including whether you consider the license to be a distinct performance obligation. Refer to ASC 606-10-25-19 through
22.
14.      You disclose that    license revenue is recognized at the point in
time when the customer is
         able to use and benefit from the software       Please clarify whether
your reference to    the
         customer    means a channel partner or end-user customer. Also, tell
us how you determine
         when the customer has obtained control. Refer to ASC 606-10-25-30 and 606-10-50-19.
Deferred Contract Acquisition Costs, page F-15

15. We note that you have applied the practical expedient in ASC 340-40 in accounting for your contract acquisition costs. We further note that amortization of such costs is recognized consistent with the pattern of revenue recognition for the respective performance obligations. Considering you typically enter into annual contracts and recognize the revenue from the license obligation up-front please tell us the following:
             Clarify which contracts your deferred contract acquisition costs relate;
             Tell us the amount of costs expensed as incurred pursuant to the practical expedient for each period presented; and
             Considering the commissions paid on renewal contracts are commensurate with what is paid on the initial contract, please tell us whether the "period of benefit" ever exceeds the contract term and if so, why.
Note 11. Equity Awards, page F-33

16. Please provide us with a breakdown of all stock options and restricted stock awards granted during fiscal 2021 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
General

17. Please provide us with copies of all written communications, as defined in Securities Act
FirstName LastNameBrad Brubaker
       Rule 405, that you, or anyone authorized to do so on your behalf, present to potential
Comapany     NameUiPath,
       investors           Inc.
                 in reliance on Securities Act Section 5(d), whether or not they retain copies of
Januarythe
         13,communications.
             2021 Page 4
FirstName LastName
 Brad Brubaker
FirstName
UiPath, Inc.LastNameBrad Brubaker
Comapany
January 13,NameUiPath,
             2021      Inc.
January
Page 5 13, 2021 Page 5
FirstName LastName
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Nicole Brookshire, Esq., Cooley LLP